SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                CT HOLDINGS, INC.

                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   12643Y 10 3
                                 (CUSIP Number)

                                STEVEN B. SOLOMON
                              CITN INVESTMENT, INC.
                    8750 NORTH CENTRAL EXPRESSWAY, SUITE 100
                               DALLAS, TEXAS 75231
                                 (214) 520-9292
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 24, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     12643Y 10 3
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons . . . . . . . CITN Investment, Inc.

I.R.S. Identification Nos. of above persons (entities only) . . .  27-0092069

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) [ ]

                  (b) [X]


--------------------------------------------------------------------------------
     3.   SEC Use Only
          . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions)
                   WC

--------------------------------------------------------------------------------
     5.            Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [  ]


--------------------------------------------------------------------------------
     6.              Citizenship or Place of Organization
                     Texas

--------------------------------------------------------------------------------
Number of Shares     7.   Sole Voting Power
                          23,666,667
Beneficially         -----------------------------------------------------------
Owned                8.   Shared Voting Power
                          -0-
by Each              -----------------------------------------------------------
Reporting            9.   Sole Dispositive Power
                          23,666,667
Person               -----------------------------------------------------------
With                 10.  Shared Dispositive Power
                          -0-
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 23,666,667 shares*

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [X]

--------------------------------------------------------------------------------
13.                Percent of Class Represented by Amount in Row (11)
                   28.7%

--------------------------------------------------------------------------------
14.         Type of Reporting Person (See Instructions)
            CO

--------------------------------------------------------------------------------
* The Reporting Person has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) with respect to these securities (which consists of shares that may by issued upon conversion of a convertible note). The Reporting Person does not hold or share voting or investment power with respect to shares of Common Stock individually held by Steven B. Solomon and Lawrence Lacerte, as disclosed herein.

CUSIP No.     12643Y 10 3
--------------------------------------------------------------------------------

     1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

                   Steven B. Solomon

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) [ ]

                  (b) [X]


--------------------------------------------------------------------------------
     3.   SEC Use Only
          . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions)
                   00

--------------------------------------------------------------------------------
     5.            Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [  ]


--------------------------------------------------------------------------------
     6.              Citizenship or Place of Organization
                     United States Citizen

--------------------------------------------------------------------------------
Number of Shares     7.   Sole Voting Power
                          16,285,993
Beneficially         -----------------------------------------------------------
Owned                8.   Shared Voting Power
                          23,666,667
by Each              -----------------------------------------------------------
Reporting            9.   Sole Dispositive Power
                          16,285,993
Person               -----------------------------------------------------------
With                 10.  Shared Dispositive Power
                          23,666,667
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 39,952,660 shares*

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [X]

--------------------------------------------------------------------------------
13.                Percent of Class Represented by Amount in Row (11) 48.6%

--------------------------------------------------------------------------------
14.         Type of Reporting Person (See Instructions)
            IN

--------------------------------------------------------------------------------
* The Reporting Person directly owns shares comprising 50% of the currently outstanding shares of common stock of CITN Investment, Inc. CITN Investment, Inc. beneficially owns 23,666,667 shares of Common Stock of the Issuer. CITN Investment, inc. has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by CITN Investment, Inc. As a shareholder, officer and director of CITN Investment Inc., the Reporting Person may also be deemed to hold or share such power. The Reporting Person beneficially owns 16,285,993 shares of Common Stock for which he possesses sole voting and investment power. The Reporting Person does not hold or share voting or investment power with respect to shares of Common Stock individually held by Lawrence Lacerte, as disclosed herein.

CUSIP No.     12643Y 10 3
--------------------------------------------------------------------------------

     1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

                   Lawrence Lacerte

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) [ ]

                  (b) [X]

--------------------------------------------------------------------------------
     3.   SEC Use Only
          . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions)
                   00

--------------------------------------------------------------------------------
     5.            Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [  ]


--------------------------------------------------------------------------------
     6.            Citizenship or Place of Organization
                   United States Citizen

--------------------------------------------------------------------------------
Number of Shares     7.   Sole Voting Power
                          5,450,000
Beneficially         -----------------------------------------------------------
Owned                8.   Shared Voting Power
                          23,666,667
by Each              -----------------------------------------------------------
Reporting            9.   Sole Dispositive Power
                          5,450,000
Person               -----------------------------------------------------------
With                 10.  Shared Dispositive Power
                          23,666,667
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 29,116,667 shares*

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [X]

--------------------------------------------------------------------------------
13.                Percent of Class Represented by Amount in Row (11) 35.4%

--------------------------------------------------------------------------------
14.         Type of Reporting Person (See Instructions)
            IN

--------------------------------------------------------------------------------
* The Reporting Person directly owns shares comprising 50% of the currently outstanding shares of common stock of CITN Investment, Inc. CITN Investment, Inc. beneficially owns 23,666,667 shares of Common Stock of the Issuer. CITN Investment, Inc. has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by CITN Investment, Inc. As a shareholder of CITN Investment Inc., the Reporting Person may also be deemed to hold or share such power. The Reporting Person beneficially owns 5,250,000 shares and 200,000 vested options for shares of Common Stock for which he possesses sole voting and investment power. The Reporting Person does not hold or share voting or investment power with respect to shares of Common Stock individually held by Steven B. Solomon, as disclosed herein.

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, par value $.01 per share (the "Common Stock") of CT Holdings, Inc. (the "Issuer"), whose principal executive offices are located at 8750 North Central Expressway, Suite 100, Dallas, Texas 75231.

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed by CITN Investment, Inc., a Texas corporation ("CITN Investment"), Steven B. Solomon ("Mr. Solomon") and Lawrence Lacerte ("Mr. Lacerte").

CITN Investment is a Texas corporation with principal executive offices located at 8750 North Central Expressway, Suite 100, Dallas, Texas 75251. Mr. Solomon is the sole director and officer of CITN Investment, and CITN Investment's outstanding shares of common stock are owned 50% by each of Mr. Solomon and Mr. Lacerte. It was formed in May 2004 and its initial business purpose is to invest in the Issuer.

Mr. Solomon's business address is 8750 North Central Expressway, Suite 100, Dallas, Texas 75251 and his principal occupation or employment is as Chief Executive Officer of Citadel Security Software Inc., a security software company, and he also is Chief Executive Officer and a director of the Issuer. He is a United States citizen.

Mr. Lacerte's business address is 5950 Sherry Lane, Suite 900, Dallas, Texas 75225 and his principal occupation or employment is as Chief Executive Officer of Lacerte Technology, Inc., a company specializing in technology and Internet-related ventures. He is a United States citizen.

During the last five years, to the knowledge of the Reporting Persons, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, to the knowledge of the Reporting Persons, none of the Reporting Persons has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

Source and Amount of Funds or Other Consideration.

The funds used by CITN Investment to acquire the Issuer's securities consisted of CITN Investment's working capital provided by its shareholders in exchange for their shares.

Mr. Solomon acquired his shares pursuant to the exercise of options to purchase Common Stock as a result of his employment with the Issuer, and from the exercise of a conversion right to acquire shares of Common Stock from the Issuer in exchange for shares of a subsidiary of the Issuer.

Mr. Lacerte acquired his options to purchase Common Stock as a result of his prior service as a director of the Issuer, and acquired his shares of Common Stock pursuant to the exercise of options granted to him as a result of his prior service as a director of the Issuer, and from purchases of shares from the Issuer in private placements.

ITEM 4.

PURPOSE OF TRANSACTION

Mr. Solomon and Mr. Lacerte acquired their shares in CITN Investment solely for investment purposes. Mr. Solomon, as president, director and 50% shareholder of CITN Investment, and Mr. Lacerte, as 50% shareholder of CITN Investment, have sole voting and investment power (as described in Rule 13d-3 of the Exchange
Act) with respect to the Issuer's securities held by CITN Investment.

CITN Investment (and Mr. Solomon and Mr. Lacerte, through CITN Investment) acquired beneficial ownership of shares of Common

Stock of the Issuer for investment purposes and with the intent of obtaining some influence over the future strategic direction and operations of the Issuer. Through their beneficial ownership of the shares of Common Stock, as well as Mr. Solomon's positions as Chief Executive Officer and a director of the Issuer, Mr. Solomon and Mr. Lacerte will have some influence regarding the disposition of certain matters as to which the shareholders of the Issuer are entitled to vote.

Mr. Solomon or Mr. Lacerte may seek out and consider strategic alternatives for enhancing the value of CITN Investment's investment in the Issuer or other extraordinary matters relating to the Issuer which are or may become available to CITN Investment with respect to its holdings in the Issuer on a continuing basis. Such strategic alternatives include, among other things: continued ownership of the shares of Common Stock currently beneficially owned by CITN Investment and acquiring additional securities of the Issuer in the directly from the Issuer pursuant to further advances to the Issuer pursuant to the Loan and Security Agreement which is filed as Exhibit A and described in Item 6 of this Schedule 13D, in the open market, in privately negotiated transactions or otherwise; proposing or seeking to effect an extraordinary corporate transaction, such as a merger, reorganization or security issuance; proposing or effecting a capital raising transaction; or proposing or effecting any other transaction or matter that would constitute or result in one or more of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D. The consummation of any of the strategic alternatives described above may result in a change of control of the Issuer and may result in Mr. Solomon and Mr. Lacerte (through CITN Investment and their holdings) obtaining shared control of the Issuer. In considering or negotiating strategic alternatives for enhancing the value of CITN Investment's investment in the Issuer or other extraordinary matters relating to the Issuer, Mr. Solomon and Mr. Lacerte intend to consider, among other things the availability of other strategic alternatives, the effects of a change of control of the Issuer, current and anticipated future trading prices for the Common Stock, the Issuer's business, results of operations, financial condition and future prospects, conditions in the securities markets, general economic and industry conditions and tax considerations.

Such review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead Mr. Solomon or Mr. Lacerte to consider other alternatives. However, there can be no assurance that Mr. Solomon or Mr. Lacerte will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of CITN Investment's holdings in the Issuer. There can be no assurance as to the timing of any such matters should they be so pursued by Mr. Solomon or Mr. Lacerte.

As a substantial beneficial owner of shares of Common Stock and an executive officer and director of the Issuer, Mr. Solomon expects to have significant influence on the Issuer on an ongoing basis with respect to strategic alternatives, as described above or otherwise, and the operations of the Issuer. Mr. Solomon has in the past and may in the future receive compensation from the Issuer for service in these roles.

Mr. Solomon is also an executive officer, director and significant shareholder of, and Mr. Lacerte is a shareholder of, Citadel Security Software Inc. ("Citadel"). Citadel provides services to the Issuer under a Transition Services Agreement between Citadel and the Issuer, which the parties entered into in connection with the spinoff distribution of Citadel from the Issuer. Citadel receives compensation from the Issuer pursuant to this agreement.

The Issuer does not have a sufficient number of authorized shares of common stock available to permit the conversion of the Note at this time. The Issuer has agreed to use its best efforts to obtain shareholder approval to (a) increase the number of authorized shares of common stock to a number sufficient to permit conversion, or (b) to effect a reverse stock split to reduce the number of currently outstanding shares of common stock to a number small enough to permit the conversion of the Note.

Except as noted above, as of the date of this Schedule 13D, the Reporting Persons have not at the present time, either individually or as a group, formulated any plans or proposals which relate to or would result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

Mr. Solomon was appointed to the Issuer's Board of Directors in February 1996, and was appointed President of the Issuer in May 1997. Mr. Lacerte served as a director of the Issuer from January 1999 until May 2002. These appointments were prior to and unrelated to (i) Mr. Solomon's and Mr. Lacerte's investment in CITN Investment and (ii) CITN Investment's investment in the Issuer.

ITEM 5.
INTEREST IN SECURITIES OF THE ISSUER

(a)(i) CITN Investment beneficially owns 23,666,667 shares or approximately 28.7% of the outstanding shares of Common Stock. These shares consist of 23,666,667 shares of Common Stock issuable upon conversion of a Secured Convertible Promissory Note (which is currently convertible), dated as of May 24, 2004 by the Issuer and granted in favor of CITN Investment which is filed as

Exhibit B hereto (the "Note"). In accordance with Rule 13d-4 of the Exchange Act, CITN Investment disclaims beneficial ownership of (a) 16,285,993 shares of Common Stock beneficially owned by Mr. Solomon and (b) 5,450,000 shares of Common Stock beneficially owned by Mr. Lacerte.

(ii) As executive officer, director and shareholder of CITN Investment, Mr. Solomon beneficially owns 23,666,667 shares beneficially owned by CITN Investment or approximately 28.7% of the outstanding shares of Common Stock. These shares consist of 23,666,667 shares of Common Stock issuable upon conversion of the Note. Mr. Solomon beneficially owns 16,285,993 shares of the Issuer's Common Stock. In accordance with Rule 13d-4 of the Exchange Act, Mr. Solomon disclaims beneficial ownership of 5,450,000 shares of Common Stock beneficially owned by Mr. Lacerte.

(iii) As shareholder of CITN Investment, Mr. Lacerte beneficially owns 23,666,667 shares beneficially owned by CITN Investment or approximately 28.7% of the outstanding shares of Common Stock. These shares consist of 23,666,667 shares of Common Stock issuable upon conversion of the Note. Mr. Lacerte beneficially owns 5,450,000 shares of the Issuer's Common Stock, including 200,000 shares subject to exercisable options. In accordance with Rule 13d-4 of the Exchange Act, Mr. Lacerte disclaims beneficial ownership of 16,285,993 shares of Common Stock beneficially owned by Mr. Solomon.

(b)(i) CITN Investment holds the sole power to vote and/or dispose of 23,666,667 shares of Common Stock (which consists of shares issuable upon conversion of an immediately convertible Secured Convertible Promissory Note). As executive officer and director of CITN Investment, Mr. Solomon, holds the sole power to vote and/or dispose of any of the 23,666,667 shares of Common Stock beneficially owned by CITN Investment. No other person or entity holds or shares the power to vote and/or dispose of any of the 23,666,667 shares of Common Stock beneficially owned by CITN Investment.

(ii) Mr. Solomon holds the sole power to dispose of 16,285,993 shares of Common Stock beneficially owned by Mr. Solomon. Mr. Solomon holds the sole power to vote and/or dispose of such shares of Common Stock. No other person or entity holds or shares the power to vote and/or dispose of any of Mr. Solomon's 16,285,993 shares of Common Stock.

(iii) Mr. Lacerte holds the sole power to dispose of 5,250,000 shares and 200,000 options to purchase shares of Common Stock. Mr. Lacerte holds the sole power to vote and/or dispose of the shares of Common Stock, and upon exercise of the options, Mr. Lacerte will hold the sole power to vote and/or dispose of such shares of Common Stock. No other person or entity holds or shares the power to vote and/or dispose of any of Mr. Lacerte's 5,250,000 shares and 200,000 options to purchase shares of Common Stock.

(c) In the past 60 days, (i) CITN Investment acquired a Secured Convertible Promissory Note, dated May 24, 2004 and attached hereto as Exhibit B, which is convertible at the option of CITN Investment, in whole or in part, into up to 23,666,667 shares of Common Stock. In the past 60 days, to the knowledge of the Reporting Persons, no other Reporting Person was involved in a transaction involving the Issuer's securities.

(d)(i) Mr. Solomon, as executive officer and director of CITN Investment, has the right to direct the receipt of dividends from, and the proceeds of the sale of, any of the shares of Common Stock beneficially owned by CITN Investment.

(ii) Mr. Solomon individually owns 16,285,993 shares of Common Stock and has the right to direct the receipt of dividends from, and the proceeds of the sale of, any of the shares of Common Stock beneficially owned by Mr. Solomon.

(iii) Mr. Lacerte individually owns 5,250,000 shares of Common Stock and 200,000 options to purchase shares of Common Stock, and has the right to direct the receipt of dividends from, and the proceeds of the sale of, any of the shares of Common Stock beneficially owned by Mr. Lacerte.

(e) To the knowledge of the Reporting Persons, none of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as noted below and included in Item 7 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock.

On May 24, 2004, the Issuer and CITN Investment entered into a Loan and Security Agreement (the "Loan Agreement"), which is filed as Exhibit A to this Schedule 13D. The Loan Agreement provides for advances by CITN Investment to the Issuer of up to

$600,000, such advances to be made in the sole discretion of CITN Investment. In the event the entire $600,000 is advanced to the Issuer, the loans would be convertible, at the option of CITN Investment, into 71,000,000 shares of the Issuer's common stock, representing 51% of the Issuer's common stock. The loans are also secured by a pledge of all of the Issuer's assets.

On May 24, 2004, CITN Investment advanced $200,000 to the Issuer pursuant to the Loan Agreement, evidenced by a Secured Convertible Promissory Note (the "Note"), which is filed as Exhibit B to this Schedule 13D. This Note is convertible in whole or in part, at the option of CITN Investment, into up to 23,666,667 shares of the Issuer's common stock (approximately 28.7% of the Issuer's common stock on a fully diluted basis), and is secured by a pledge of all of the Issuer's assets.

CITN Investment is owned 50% by Steven B. Solomon, the Issuer's Chief Executive Officer and Chairman of the Board, and 50% by Lawrence Lacerte, a shareholder and former director of the Issuer. Prior to the loans, Mr. Solomon beneficially owned 16,285,993 shares of the Issuer's common stock, and Mr. Lacerte beneficially owned 5,450,000 shares of the Issuer's common stock. Because he is an executive officer, director and 50% shareholder of CITN Investment, Mr. Solomon may be deemed the beneficial owner of the shares of common stock owned by CITN Investment. Therefore, on May 24, 2004, Mr. Solomon and CITN Investment beneficially owned a total of 39,952,660 shares of the Issuer's common stock (if the Note were converted into shares of the Issuer's common stock), or more than 50% of the Issuer's common stock outstanding on that date, giving him potential control of the Issuer through the voting power over a majority of the shares of the Issuer's outstanding common stock.

The Issuer does not have a sufficient number of authorized shares of common stock available to permit the conversion of the Note at this time. The Issuer has agreed to use its best efforts to obtain shareholder approval to (a) increase the number of authorized shares of common stock to a number sufficient to permit conversion, or (b) to effect a reverse stock split to reduce the number of currently outstanding shares of common stock to a number small enough to permit the conversion of the Note.

The Reporting Persons expressly disclaim that the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

Pursuant to Rule 13d-4 under the Exchange Act, (i) Mr. Solomon and Mr. Lacerte expressly disclaim beneficial ownership of shares of Common Stock beneficially owned by CITN Investment; (ii) CITN Investment and Mr. Solomon expressly disclaim beneficial ownership of shares of Common Stock beneficially owned by Mr. Lacerte; and (iii) CITN Investment and Mr. Lacerte expressly disclaim beneficial ownership of shares of Common Stock beneficially owned by Mr. Solomon.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A     Loan and Security Agreement between CITN Investment and the Issuer

Exhibit B     Secured Convertible Promissory Note in favor of CITN Investment

Exhibit C     Power of Attorney by Mr. Lacerte in favor of Mr. Solomon

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CITN INVESTMENT, INC.


By: /s/ Steven B. Solomon
Steven B. Solomon, President

Date: June 2, 2004



Date:  June 2, 2004      By:  /s/ Steven B. Solomon
                                  Steven B. Solomon



Date:  June 2, 2004                *
                            Lawrence Lacerte

                         *  By:  Steven B. Solomon
                                 Attorney-in-Fact

                                    Exhibit A
                           LOAN AND SECURITY AGREEMENT

This LOAN AND SECURITY AGREEMENT is dated as of May 22, 2004 between CITN Investment, Inc. (Lender), and CT Holdings, Inc., a Delaware corporation (Borrower), 8750 North Central Expressway, Suite 100, Dallas, Texas 75231. The parties agree as follows:

1.     DEFINITIONS AND CONSTRUCTIONS

1.1 Terms. In addition to the terms that are defined within this Agreement, the following terms shall have the following definitions when used in this
Agreement:

Agreement means this Loan and Security Agreement and any riders, addenda, extensions, supplements, amendments or modifications to or in connection with this Loan and Security Agreement.

Bankruptcy Code means the United States Bankruptcy Code (11 U.S.C. Sections 101 et seq.), as amended, and any successor statute.
-- ---

Business Day means any day which is not a Saturday, Sunday or other day on which banks in the State of Texas are authorized or required to close.

Code means the Texas Uniform Commercial Code, as amended from time to time.

Collateral means all of the assets of the Borrower, including without limitation all of the securities of Parago, Inc. and River Logic, Inc. owned by Borrower and all proceeds and products, whether tangible or intangible, of the foregoing, and any and all tangible or intangible property resulting from the sale or other disposition of the Collateral, or any portion thereof or interest therein, and the proceeds thereof.

Event of Default means each of the events specified in Section 8.

Lender Expenses means all of the following: costs and expenses (including taxes or assessments) required to be paid by Borrower under any of the Loan Documents which are paid or advanced by Lender in connection with Lender's transactions with Borrower; costs and expenses incurred by Lender in the disbursement or collection of funds to or from Borrower; charges resulting from the dishonor of checks; costs and expenses paid or incurred by Lender to correct any default or enforce any provision of the Loan Documents, or in gaining possession of, maintaining, handling, preserving, storing, shipping, selling, preparing for sale or advertising to sell the Collateral, or any portion thereof, irrespective of whether a sale is consummated; costs and expenses paid or incurred by Lender that result from third party claims against Lender covered by Borrower's indemnification of Lender in Section 11.4; costs and expenses paid or incurred by Lender in enforcing or defending the Loan Documents; and Lender's reasonable attorneys fees and expenses incurred in advising, structuring, drafting, reviewing, administering, amending, terminating, enforcing, defending or otherwise representing Lender in connection with the Loan Documents or the Obligations (including attorneys fees and expenses incurred in connection with a workout, a restructuring, an action to lift the automatic stay of Section 362 of the Bankruptcy Code, any other action or participation by Lender in an Insolvency Proceeding concerning Borrower or any defense or participation by Lender in any lender liability, preference or fraudulent conveyance actions).

Insolvency Proceeding means any proceeding commenced by or against any Person under any provision of the Bankruptcy Code or under any other bankruptcy or insolvency law, including assignments for the benefit of creditors, formal or informal moratoria, compositions, extensions generally with its creditors or proceedings seeking reorganization, liquidation, arrangement or other similar relief.

Loan Documents means, collectively, this Agreement, any Notes, any security or pledge agreements, or other encumbrances or agreements which secure the Obligations, and any other agreement entered into between Borrower and Lender relating to or in connection with this Agreement.

Maximum Rate means the maximum non-usurious rate of interest permitted by applicable law that at any time, or from time to time, may be contracted for, taken, reserved, charged or received on the Obligations or, to the extent permitted by applicable law, under such applicable laws that may hereafter be in effect and which allow a higher maximum non-usurious interest rate than applicable laws now allow. Notwithstanding any other provision in this Agreement, the Maximum Rate shall be calculated on a dally basis (computed on the actual number of days elapsed over a year of 365 or 365 days, as the case may be).

Note means any promissory note made by Borrower to the order of Lender concurrently herewith or at any time hereafter.

Obligations means all loans, advances, debts, liabilities (including all amounts charged to Borrower's loan account pursuant to any agreement authorizing Lender to charge Borrower's loan account), obligations, fees, covenants and duties owing by Borrower to Lender of any kind and description (whether pursuant to or evidenced by the Loan Documents), whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, including any interest that, but for the provisions of the Bankruptcy Code, would have accrued, and all Lender Expenses which Borrower is required to pay or reimburse pursuant to the Loan Documents, by law or otherwise.

Term Loan means any term loan made by Lender to Borrower, evidenced by and repayable in accordance with the terms and conditions of a Note.

1.2 Construction. Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular and vice versa, the term "including" is not limiting and the term "or" has the inclusive meaning generally represented by the phrase "and/or". The words hereof, herein, hereby, hereunder, and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Section, subsection, clause, exhibit and schedule references are to this Agreement unless otherwise specified. Any reference in this Agreement or in any of the other Loan Documents to this Agreement or any of the other Loan Documents shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions and supplements thereto and thereof. All exhibits, addenda and schedules to this Agreement shall be deemed incorporated herein by reference. Any terms used in this Agreement which are defined in the Code shall be construed and defined as set forth in the Code unless otherwise defined herein.

2.     ADVANCES AND TERMS OF PAYMENT

2.1 Loans. Upon request of the Borrower, Lender may, in its sole discretion, make a Term Loan to Borrower in the original principal amount of One Hundred Sixty Five Thousand Dollars ($165,000) to be evidenced by and repayable in accordance with the terms and conditions of a Secured Convertible Promissory Note. In Lender's sole discretion, Lender may also make additional Term Loans after the date of this Agreement in an aggregate amount of up to Six Hundred Thousand Dollars ($600,000) (the "Maximum Loan Amount"). Lender is under no obligation to advance any funds. Such Term Loan and any other Term Loan subsequently made by Lender to Borrower shall constitute Obligations and shall be secured by the Collateral. The occurrence of a default under such Note or under any Note made in respect of any subsequent Term Loan shall constitute an Event of Default hereunder.

2.2 Initial Advance. Lender agrees that, upon satisfaction on or before May 24, 2004 of each of the conditions precedent set forth in this Agreement, Lender shall advance to Borrower, on Borrower's request, the amount of Two Hundred Thousand Dollars ($200,000) as Lender's initial Advance under this Agreement, and all future Advances under this Agreement shall be deemed to be and constitute, together with the initial Advance, one general obligation of Borrower and a single loan from Lender to Borrower, and shall be secured by Lender's security interest in and lien upon all of the Collateral, and by all other security interests and liens heretofore, now or at any time or times hereafter granted by Borrower to Lender.

2.3 Overadvances. All Advances made hereunder shall be added to and deemed part of the Obligations when made. If, at any time and for any reason, the aggregate amount of the outstanding Revolving Advances exceeds the dollar or percentage limitations contained in Section 2. 1A (an Overadvance), then Borrower shall, upon demand by Lender, immediately pay to Lender, in cash, the amount of such excess.

2.4 Authorization to Make Revolving Advances. Borrower hereby authorizes Lender to make Advances based upon telephonic or other instructions received from Borrower, or, at the sole discretion of Lender without instructions from or notice to Borrower, if such Advances are necessary to satisfy any Obligations. All requests for Advances hereunder shall specify the date on which the requested Advance is to be made (which day shall be a business day in Dallas, Texas) and the amount of the requested Advance. Requests received after 11:00 a.m. Central time on any day shall be deemed to have been made as of the opening of business on the immediately following Business Day. All Advances made under this Agreement shall be conclusively presumed to have been made to, at the request of, and for the benefit of Borrower when deposited to the credit of Borrower or otherwise disbursed in accordance with the instructions of Borrower or in accordance with the terms and conditions of this Agreement.

2.5 Interest. Basic Rate; Default Rate. Except where specified to the contrary in any Loan Document, the outstanding principal balances of all Obligations shall bear interest at the lesser of (a) interest at the Maximum Rate or (b) the rate of eight percent (8%) per annum. The outstanding principal balances of all Obligations shall bear interest, from and after written notice by Lender to Borrower of the occurrence of an Event of Default and without constituting a waiver of any such Event of Default, at the lesser of (a) interest at the Maximum Rate or (b) the rate of eighteen percent (18%) per annum; provided, however, that in the event an Insolvency Proceeding is
       --------  -------
commenced by or against Borrower, Lender may charge such default rate of interest without providing written notice thereof to Borrower. All interest payable under the Loan Documents shall be computed on the basis of a three hundred sixty (360) day year for the actual number of days elapsed, based on the aggregate principal amount of the Obligations that are outstanding on each day. Interest shall continue to accrue until all of the Obligations are paid in full.

2.6 Maximum Charges. Notwithstanding any provision contained in this Agreement or any of the other Loan Documents, in no contingency or event whatsoever shall the aggregate of all amounts that are contracted for, charged or collected pursuant to the terms of this Agreement or any of the other Loan Documents and that are deemed interest under applicable law exceed that highest rate permissible under any applicable law. No agreements, conditions, provisions or stipulations contained in this Agreement or any of the other Loan Documents or the exercise by Lender of the right to accelerate the payment or maturity of all or any portion of the Obligations, or the exercise of any option whatsoever contained in any of the Loan Documents, or the prepayment by Borrower of any of the Obligations, or the occurrence of any contingency whatsoever, shall entitle Lender to charge or receive in any event, interest or any charges, amounts, premiums or fees deemed interest by applicable law (such interest, charges, amounts, premiums and fees referred to in this Section collectively as Interest) in excess of the Maximum Rate and in no event shall Borrower be obligated to pay Interest exceeding the Maximum Rate, and all agreements, conditions or stipulations, if any, which may in any event or contingency whatsoever operate to bind, obligate or compel Borrower to pay Interest exceeding the Maximum Rate shall be without binding force or effect, at law or in equity, to the extent only of the excess of Interest over the Maximum Rate. If any Interest is charged or received in excess of the Maximum Rate (Excess), Borrower acknowledges and stipulates that any such charge or receipt shall be the result of an accident and bona fide error, and such Excess, to the extent received, shall be applied first to reduce the principal Obligations and the balance, if any, returned to Borrower, it being the intent of the parties hereto not to enter at any time into a usurious or otherwise illegal relationship. The right to accelerate the maturity of any of the Obligations does not include the right to accelerate any interest that has not otherwise accrued on the date of such acceleration, and Lender does not intend to collect any unearned interest in the event of any such acceleration. Borrower recognizes that, with fluctuations in the rates of interest set forth above and the Maximum Rate, such an unintentional result could inadvertently occur but for the agreements of the parties to limit interest to the Maximum Rate and to apply, credit or return any Excess as provided herein. All monies paid to Lender hereunder or under any of the other Loan Document, whether at maturity or by prepayment, shall be subject to any rebate of unearned interest as and to the extent required by applicable law. By the execution of this Agreement, Borrower covenants that (a) the credit or return of any Excess shall constitute the acceptance by Borrower of such Excess, and (b) Borrower shall not seek or pursue any other remedy, legal or equitable, against Lender, based in whole or in part upon contracting for, charging or receiving any Interest in excess of the Maximum Rate. For the purpose of determining whether or not any Excess has been contracted for, charged or received by Lender, all Interest at any time contracted for, charged or received from Borrower in connection with this Agreement shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread in equal parts throughout the full term of the Obligations. Borrower and Lender shall, to the extent permitted by applicable law, (a) characterize any non-principal payment as an expense, fee or premium rather than as Interest and
(b) exclude voluntary prepayments and the effects thereof. The provisions of this Section shall be deemed to be incorporated into every Loan Document (whether or not any provision of this Section is referred to therein). All such Loan Documents and communications relating to any Interest owed by Borrower and all figures set forth therein shall, for the sole purpose of computing the extent of the Obligations, be automatically recomputed by Borrower, and by any court considering the same, to give effect to the adjustments or credits required by this Section. Notwithstanding any provisions contained in this Agreement or any of the other Loan Documents providing that interest is to be computed on the basis of a 360 day year, interest shall never exceed the Maximum Rate computed on the basis of a 365 or 366 year, as the case may be. In no event shall Borrower be obligated to pay any of the fees payable under this Agreement to the extent that the amount of such fees otherwise payable under such sections, when added to the amount of interest charged hereunder or otherwise, would result in the assessment or collection of sums deemed to be Interest in excess of the Maximum Rate (it being the express intent and understanding of the parties hereto that such fees not constitute interest or a charge for the use or detention of money).

2.7 Repayment of the Obligations. All of the Obligations shall be payable by Borrower to Lender upon the earliest of (a) the receipt by Lender or Borrower of any collections or proceeds of any of the Collateral, to the extent of such collections or proceeds, (ii) the occurrence of an Event of Default in consequence of which Lender elects to accelerate the maturity and payment of the Obligations or (iii) termination of the Loan Agreement pursuant to Section 3.1 or Section 3.2; provided, however, that any portion of the Obligations payable
                --------  -------
on demand under any of the Loan Documents shall be paid on demand. All Notes shall be due and payable upon termination of the Loan Agreement.

2.8 Conversion Rights. The Lender shall have the right to convert any or all of the Obligations into up to 71,000,000 shares of common stock of the Borrower (if the Maximum Loan Amount is advanced to the Borrower), and a pro rata amount of such number of shares in the event less than the Maximum Loan Amount is advanced to the Borrower.

3.     TERM OF AGREEMENT AND EARLY TERMINATION

3.1     Term.  This Agreement shall become effective in accordance with Section
14.1 and shall continue in full force and effect for a term ending two (2) years after the date hereof and shall be deemed automatically renewed for successive terms of one (1) year thereafter until terminated as of the end of the initial term or any renewal term (each a Term) by either party giving the other written notice at least sixty days prior to the end of the then current Term.

3.2 Effect of Termination. Upon termination of this Agreement, all of the Obligations shall be immediately due and payable in full. No termination of this Agreement shall relieve or discharge Borrower of Borrower's duties, obligations and covenants hereunder until all of the Obligations have been fully and indefeasibly paid and satisfied, and Lender's continuing security interest in the Collateral shall remain in effect until all of the Obligations have been fully and indefeasibly paid and satisfied.

4.     CREATION OF SECURITY INTEREST

4.1 Grant of Security Interest. Borrower hereby grants to Lender a continuing security interest in all presently existing and hereafter acquired or arising Collateral to secure prompt repayment of any and all Obligations and in order to secure prompt performance by Borrower of each and all of its covenants and duties under the Loan Documents. Lender's security interest in the Collateral shall attach to all Collateral without further act on the part of Lender or Borrower. Other than sales of Inventory to buyers in the ordinary course of business, Borrower has no authority, express or implied, to dispose of any item or portion of the Collateral.

4.2 Negotiable Collateral. In the event that any Collateral, including proceeds, is evidenced by or consists of negotiable Collateral, Borrower shall immediately endorse and assign such negotiable Collateral to Lender and deliver physical possession of such negotiable Collateral to Lender.

4.3 Delivery of Additional Documentation Required. Borrower shall execute and deliver to Lender, concurrently with Borrower's execution and delivery of this Agreement and at any time thereafter at the request of Lender, all security agreements, pledges, assignments, endorsements of certificates, affidavits, reports, notices, letters of authority, and all other documents that Lender may reasonably request, in form satisfactory to Lender, to perfect and continue perfected Lender's security interest in the Collateral and in order to fully consummate all of the transactions contemplated hereunder and under the Loan Documents.

4.4 Power of Attorney. Borrower hereby irrevocably designates, makes, constitutes and appoints Lender (and any of Lender's agents designated by Lender) as Borrower's true and lawful attorney-in-fact, and Lender, or Lender's agent, may, without notice to Borrower and in either Borrower's or Lender's name, but at the cost and expense of Borrower, at such time or times as Lender in its sole discretion may determine: (a) take control, in any manner, of any item of payment or proceeds relating to any Collateral; (b) prepare, file and sign Borrower's name to any notice of lien, assignment or satisfaction of lien or similar document in connection with any of the Collateral; (c) sign Borrower's name on any of documents described in Section 4.3 or on any other similar documents to be executed, recorded or filed in order to perfect or continue perfected Lender's security interest in the Collateral; (d) sign Borrower's name on any documents, instruments or agreements relating to the Collateral; (e) endorse Borrower's name on any checks, notes, acceptances, money orders, drafts or other items of payment or proceeds relating to any Collateral that may come into Lender's possession and deposit the same to the account of Lender for application to the Obligations; (f) do all other acts and things necessary, in Lender's determination, to fulfill Borrower's obligations under this Agreement or any of the other Loan Documents; (g) at any time that an Event of Default has occurred and is continuing, notify the post office authorities to change the address for delivery of Borrower's mail to an address designated by Lender, to receive and open all mail addressed to Borrower, and to retain all mail relating to the Collateral and forward all other mail to Borrower; (h) at any time that an Event of Default has occurred and is continuing, use the information recorded on or contained in any data processing equipment and computer hardware and software relating to the Collateral and to which Borrower has access; and (i) at any time that an Event of Default has occurred and is continuing, sell or assign any Collateral upon such terms, for such amounts and at such time or times as Lender deems advisable. The appointment of Lender as Borrower's attorney-in-fact and each and every one of Lender's rights and powers, being coupled with an interest, is irrevocable until all of the Obligations have been fully repaid and performed and this Agreement has been terminated.

4.5 Right To Inspect. Lender, through any of his agents, shall have the right at any time or times during Borrower's business hours, to inspect Borrower's Books in order to verify the amount or condition of, or any other matter relating to, the Collateral. If an Event of Default has occurred or if Lender reasonably believes that an Event of Default has occurred, Lender may conduct any of the inspections referenced in this Section at any time without regard to Borrower's or any third party's business hours.

5. REPRESENTATIONS AND WARRANTIES. Borrower makes the following representations and warranties to Lender and each such representation and warranty shall be deemed to be repeated with each Advance made by Lender and shall be conclusively presumed to have been relied on by Lender regardless of any investigation made or information possessed by Lender. The following representations and warranties shall be cumulative and in addition to any and all other representations and warranties which Borrower shall now or hereafter give, or cause to be given, to Lender.

5.1 No Prior Encumbrances; Security Interests. Borrower has good and indefeasible title to the Collateral, free and clear of liens, claims, security interests or encumbrances.

5.2 Due Authorization; No Conflict. The execution, delivery and performance of the Loan Documents to which

Borrower is a party are within Borrower's powers and are not in conflict with nor create a default under any material agreement to which Borrower is a party.

5.3 Litigation. There are no actions or proceedings pending by or against Borrower before any court or administrative agency and Borrower has no knowledge or notice of any pending, threatened or imminent litigation, governmental investigations, or claims, complaints, actions or prosecutions involving Borrower or any guarantor of the Obligations, except for ongoing collection matters in which Borrower is the plaintiff and such matters as have been disclosed to Lender in writing.

6. AFFIRMATIVE COVENANTS. Borrower covenants and agrees that during the term of this Agreement and until payment in full of the Obligations, and unless Lender shall otherwise consent in writing, Borrower shall do all of the following:

6.1 No Offsets or Counterclaims. All payments hereunder and under the other Loan Documents made by or on behalf of Borrower shall be made without offset or counterclaim, and Borrower hereby waives any right to offset, against the repayment of the Obligations, any claims it may have against Lender.

6.2 Compliance with Law. Borrower shall comply with the requirements of all applicable laws, rules, regulations and orders of governmental authorities relating to Borrower and the conduct of his business.

7. NEGATIVE COVENANTS. Borrower covenants and agrees that during the term of this Agreement and until payment in full of the Obligations, Borrower will not, without Lender's prior written consent, create, incur, assume or permit to exist any security interest, lien, pledge, mortgage or encumbrance on any Collateral in which Lender holds a lien, except the security interests granted to Lender by Borrower.

8. EVENTS OF DEFAULT. The occurrence of any one or more of the following events shall constitute an "Event of Default" under this Agreement:

8.1 Failure to Pay. Borrower fails to pay when due and payable, or when declared due and payable, any portion of the Obligations (whether principal, interest, fees and charges due Lender, reimbursement of Lender Expenses, or other amounts constituting Obligations);

8.2 Failure to Perform. Borrower fails or neglects to perform, keep or observe any term, provision, condition, representation, warranty, covenant or agreement contained in this Agreement, in any of the other Loan Documents or in any other present or future agreement between Borrower and Lender;

8.3 Misrepresentation. Any misstatement or misrepresentation now or hereafter exists in any warranty, representation, statement or report made to Lender by Borrower or any officer, employee, agent or director of Borrower, or if any such warranty or representation is withdrawn by any of them;

8.4 Misrepresentation of Collateral. Any writing, document, aging, certificate or other evidence of the Collateral shall be incomplete, incorrect or misleading at the time the same is furnished to Lender;

8.5 Material Adverse Change. There is a material adverse change in Borrower's business or financial condition;

8.6 Material Impairment. There is a material impairment of the prospect of repayment of any portion of the Obligations owing to Lender or a material impairment of the value or priority of Lender's security interests in the Collateral;

8.7 Levy or Attachment. Any material portion of Borrower's assets is attached, seized, subjected to a writ or distress warrant, or is levied upon, or comes into the possession of any judicial officer;

8.8     Insolvency by Borrower.  An Insolvency Proceeding is commenced by
Borrower;

8.9 Insolvency Against Borrower. An Insolvency Proceeding is commenced against Borrower;

8.10 Injunction Against Borrower. Borrower is enjoined, restrained or in any way prevented by court order from continuing to conduct all or any material part of its business affairs;

8.11 Government Lien. A notice of lien, levy or assessment is filed of record with respect to any of Borrower's assets by the United States government, or any department, agency or instrumentality thereof, or by any state, county, municipal or other governmental agency, or any taxes or debts owing at any time hereafter to any one or more of such entities becomes a lien, whether choate or otherwise, upon any of Borrower's assets and the same is not paid on the payment date thereof;

8.12     Judgment.  A judgment is entered against Borrower;

8.13 Cross Default to Material Agreements. There is a default in any material agreement to which Borrower is a party with one or more third parties or by which Borrower or his property or assets are bound;

Notwithstanding anything contained in this Section 8 to the contrary, Lender shall refrain from exercising its rights and remedies and an Event of Default shall not be deemed to have occurred by reason of the occurrence of any of the events set forth in Sections 8.7, 8.9 8.11 or 8.12 of this Agreement if, within ten days from the date thereof, the same is released, discharged, dismissed, bonded against or satisfied; provided, however, Lender shall not be obligated to make Advances to Borrower during such period.

9.     LENDER'S RIGHTS AND REMEDIES

9.1 Rights and Remedies. Upon the occurrence of an Event of Default, Lender may, at its election, without notice of its election and without demand, do any one or more of the following, all of which are authorized by Borrower:

(a) Declare all Obligations, whether evidenced by this Agreement, any of the other Loan Documents or otherwise, immediately due and payable in full;

(b) Cease advancing money or extending credit to or for the benefit of Borrower under this Agreement, any of the other Loan Documents or any other agreement between Borrower and Lender;

(c) Terminate this Agreement and any of the other Loan Documents as to any future liability or obligation of Lender, but without affecting Lender's rights and security interest in the Collateral and without affecting the Obligations;

(d) Settle or adjust disputes and claims directly with Account Debtors for amounts and upon terms which Lender considers advisable and, in such cases, Lender will credit Borrower's loan account with only the net amounts received by Lender in payment of such disputed Accounts, after deducting all Lender Expenses incurred or expended in connection therewith;

(e) Without notice to or demand upon Borrower or any guarantor, make such payments and do such acts as Lender considers necessary or reasonable to protect its security interest in the Collateral. Borrower agrees to assemble the Collateral if Lender so requires and to deliver or make the Collateral available to Lender at a place designated by Lender. Borrower authorizes Lender to enter any premises where the Collateral is located, to take and maintain possession of the Collateral, or any part of it, and to pay, purchase, contest or compromise any encumbrance, charge or lien that in Lender's determination appears to be prior or superior to its security interest and to pay all expenses incurred in connection therewith. With respect to any of Borrower's owned premises, Borrower hereby grants Lender a license to enter into possession of such premises and to occupy the same, without charge, in order to exercise any of Lender's rights or remedies provided herein, at law, in equity, or otherwise;

(f) Ship, reclaim, recover, store, finish, maintain, repair, prepare for sale, advertise for sale and sell (in the manner provided for herein) the Collateral. Lender is hereby granted a license or other right to use, without charge, Borrower's labels, patents, copyrights, rights of use of any name, trade secrets, trade names, trademarks, service marks, and advertising matter, or any property of a similar nature, as it pertains to the Collateral, in completing production of, advertising for sale and selling any Collateral. Borrower's rights under all licenses and all franchise agreements shall inure to Lender's benefit;

(g) Sell the Collateral at either a public or private sale, or both, by way of one or more contracts or transactions, for cash or on terms, in such manner and at such places (including Borrower's premises) as Lender determines is commercially reasonable. It is not necessary that the Collateral be present at any such sale;

(h) Lender shall give notice of the disposition of the Collateral as follows:

     (1) Lender shall give the Borrower a notice in writing of the time and place of public sale or, if the sale is a private sale or some other disposition other than a public sale is to be made, then the time on or after which the private sale or other disposition is to be made;

     (2) The notice shall be personally delivered or mailed, postage prepaid, to Borrower as provided in Section 12, at least five (5) calendar days before the date fixed for the sale, or at least five (5) calendar days before the date on or after which the private sale or other disposition is to be made, unless the Collateral is perishable or threatens to decline speedily in value. Notice to Persons other than Borrower claiming an interest in the Collateral shall be sent to such addresses as they have furnished to Lender;

(i)     Lender may credit bid and purchase at any public sale;

(j) Any deficiency that exists after disposition of the Collateral as provided above shall be paid immediately by Borrower. Any excess will be remitted without interest by Lender to the party or parties legally entitled to such excess; and

(k) In addition to the foregoing, Lender shall have all rights and remedies provided by law and any rights and remedies contained in any other Loan Documents. All such rights and remedies shall be cumulative.

9.2 No Waiver. No delay on the part of Lender in exercising any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege under this Agreement or otherwise, preclude other or further exercise of the right, power or privilege or the exercise of any other right, power or privilege.

10. TAXES AND EXPENSES REGARDING THE COLLATERAL. If Borrower fails to pay any monies (whether taxes, assessments, insurance premiums or otherwise) due to third parties regarding the Collateral, or fails to make any deposits or furnish any required proof of payment or deposit, or fails to perform any of Borrower's other covenants under the terms of this Agreement, then in its discretion and without prior notice to Borrower, Lender may do any or all of the following:
(a) make any payment which Borrower has failed to pay or any part thereof; (b) set up such reserves in Borrower's loan account as Lender deems necessary to protect Lender from the exposure created by such failure; or (c) take any other action deemed necessary by Lender to preserve and protect its interests and rights under this Agreement. Any payments made by Lender shall not constitute an agreement by Lender to make similar payments in the future or a waiver by Lender of any Event of Default under this Agreement. Lender need not inquire as to, or contest the validity of, any such expense, tax, security interest, encumbrance or lien and the receipt of notice for the payment thereof shall be conclusive evidence that the same was validly due and owing.

11.     WAIVERS AND INDEMNIFICATIONS

11.1 Waivers. Borrower waives demand, protest, notice of protest, notice of default or dishonor, notice of payment and nonpayment, notice of any default, notice of nonpayment at maturity, notice of intention to accelerate and notice of acceleration, so that Lender may exercise any and all rights and remedies under the Loan Agreement or any other Loan Documents, or as otherwise provided at law or in equity, immediately upon the occurrence of any Event of Default, without any further notice, grace or opportunity to cure whatsoever. Borrower further waives notice prior to Lender's taking possession or control of the Collateral, any bond or security which might be required by any court prior to allowing Lender to exercise any of Lender's remedies, and the benefit of all valuation, appraisement and exemption laws.

11.2 No Marshaling. Borrower, on its own behalf and on behalf of its successors and assigns, hereby expressly waives all rights, if any, to require a marshaling of assets by Lender or to require that Lender first resort to some or any portion of the Collateral before foreclosing upon, selling or otherwise realizing on any other portion thereof.

11.3 Lender's Liability for Collateral. Lender shall not in any way or manner be liable or responsible for: (a) the safekeeping of the Collateral; (b) any loss or damage thereto occurring or arising in any manner or fashion from any cause; (c) any diminution in the value thereof; or (d) any act or default of any carrier, warehouseman, bailee, forwarding agency or other Person. All risk of loss, damage or destruction of the Collateral shall be borne by Borrower.

11.4 Indemnification. Borrower shall defend, indemnify and hold harmless Lender, its successors, agents and assigns, from and against any and all claims, suits, actions, causes of action, debts, liabilities, damages, losses, obligations, charges, judgments and expenses, including attorneys fees and costs, of any nature whatsoever, in any way relating to or arising from the transactions contemplated by this Agreement or any Loan Document (including those relating to or arising from any alleged or actual violation of any law, and including those relating to or arising from any intangibles tax, stamp tax, franchise tax, indebtedness tax and any other tax that may be payable by Lender or Borrower on account of execution or delivery of this Agreement or any of the other Loan Documents or the creation of any of the Obligations); provided that
                                                                 --------
the foregoing indemnification shall not extend to liabilities, damages, losses, obligations, judgments and expenses proximately caused by the gross negligence or willful misconduct of Lender or his agents, participants or assigns. This indemnification provision shall survive the termination of this Agreement.

12. NOTICES. Unless otherwise provided in this Agreement, all notices or demands by any party relating to this Agreement, the Loan Documents or any other agreement entered into in connection herewith shall be in writing and shall be personally delivered or sent by registered or certified mail, postage prepaid, return receipt requested, or by receipted overnight delivery service to Borrower or to Lender, as the case may be, at their addresses set forth below:

If to Borrower:     CT Holdings, Inc.
                    8750 North Central Expressway, Suite 100
                    Dallas, Texas 75231

If to Lender:       CITN Investment, Inc.
                    8750 North Central Expressway, Suite 100
                    Dallas, Texas 75231

The parties may change the address at which they are to receive notices hereunder by notice in writing in the foregoing manner given to the other. All notices or demands sent in accordance with this Section, other than notices by Lender in connection with the Code, shall be deemed received on the earlier of the date of actual receipt or three calendar days after the deposit thereof in the mail. Borrower acknowledges and agrees that notices sent by Lender in connection with the Code shall be deemed sent when deposited in the mail or otherwise sent by Lender in accordance with the delivery methods set forth above.

13. DESTRUCTION OF BORROWER'S DOCUMENTS. All documents or other papers delivered to Lender may be destroyed or otherwise disposed of by Lender four months after they are delivered to or received by Lender unless Borrower requests in writing the return of the documents or other papers and makes arrangements, at Borrower's expense, for their return.

14.     GENERAL PROVISIONS

14.1 Effectiveness; Time of the Essence. This Agreement and the other Loan Documents shall be binding and deemed effective when executed by Borrower and Lender. Time is of the essence of this Agreement and the other Loan Documents.

14.2 Successors and Assigns. This Agreement shall bind and inure to the benefit of the respective successors and assigns of each of the parties; provided, however, that Borrower may not assign this Agreement or any rights or duties hereunder without Lender's prior written consent and any prohibited assignment shall be void and of no effect as against Lender. No consent to an assignment by Lender shall release Borrower from its Obligations. Lender and its successors and assigns may assign this Agreement and any other Loan Document and its rights and duties hereunder and thereunder. Lender reserves the right to sell, assign, transfer, negotiate or grant participations in all or any part of, or any interest in Lender's rights and benefits hereunder. In connection therewith, Lender may disclose all documents and information which Lender now or hereafter may have relating to Borrower or Borrower's business.

14.3 Headings. Headings and numbers have been set forth herein for convenience only. Unless the contrary is compelled by context, everything contained in each paragraph applies equally to this Agreement.

14.4 Interpretation. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against Lender or Borrower, whether under any rule of construction or otherwise. On the contrary, this Agreement has been reviewed by all parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of all parties hereto.

14.5 Severability of Provisions. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

14.6 Amendments in Writing. Neither this Agreement nor any provision hereof shall be amended, modified, waived or terminated orally or by course of conduct or pattern of dealing, but only by a written agreement signed by Lender. Any purported amendment, modification, waiver or termination of this Agreement or any provision hereof that is not in writing and signed by Lender shall be void and of no effect.

14.7 Integration. This Agreement, together with the other Loan Documents, reflects the entire agreement between the parties with respect to the subject matter hereof. This Agreement, together with the other Loan Documents, supersedes all prior agreements, understandings and negotiations, if any, which are merged into this Agreement and the other Loan Documents.

14.8 Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts each of which, when executed and delivered, shall be deemed an original and all of which, when taken together, shall constitute but one and the same Agreement.

14.9 Revival and Reinstatement of Obligations. If the incurrence or payment of Obligations by Borrower or the transfer by Borrower to Lender of any property of Borrower should for any reason subsequently be declared to be void or voidable under any state or federal law relating to creditors' rights, including provisions of the Bankruptcy Code relating to fraudulent conveyances, preferences and other voidable or recoverable payments of money or transfers of property (a Voidable Transfer), and if Lender is required to repay or restore, in whole or in part, any such Voidable Transfer, or elects to do so upon the advice of its counsel, then, as to any Voidable Transfer, or the amount thereof that Lender is required or elects to repay or restore, and as to all reasonable costs, expenses and attorneys fees of Lender related thereto, the liability of Borrower automatically shall be revived, reinstated and restored and shall exist as though such Voidable Transfer had never been made.

14.10 Consultation with Counsel. Borrower and Lender acknowledge that they have been given the opportunity to consult with counsel of their choice prior to
entering into this Agreement.   Lender acknowledges that the Borrower's counsel
does not represent Lender in any manner in connection with this Agreement or the transactions contemplated hereby.

14.11 Limitation of Liability. No claim may be made by Borrower or any other person or entity against Lender or the agents of Lender for any special, indirect, punitive or consequential damages in respect of any claim for breach of contract or any other theory of liability arising out of or related to the transactions contemplated by this Agreement, or any act, omission or event occurring in connection therewith, and Borrower hereby waives, releases and agrees not to sue upon any claim for any such damages.

14.12 Fax Execution. Delivery of an executed counterpart of this Agreement or any other Loan Document by fax transmission shall be equally as effective as delivery of an executed hard copy of the same. Any party delivering an executed counterpart of this Agreement or any other Loan Document by fax transmission shall also deliver an executed hard copy of the same, but the failure by such party to deliver an executed hard copy shall not affect the validity, enforceability and binding effect of this Agreement or such other Loan Document.

15. CHOICE OF LAW; VENUE. THE VALIDITY OF THIS AGREEMENT, ITS CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT AND THE RIGHTS OF THE PARTIES SHALL BE DETERMINED UNDER, GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF TEXAS. THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT SHALL BE LITIGATED ONLY IN THE STATE COURTS LOCATED IN DALLAS COUNTY, TEXAS OR FEDERAL COURTS WHOSE VENUE INCLUDES DALLAS COUNTY, TEXAS. THE PARTIES EXPRESSLY SUBMIT AND CONSENT IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR PROCEEDING COMMENCED IN ANY SUCH COURT, AND THE PARTIES HEREBY WAIVE ANY OBJECTION WHICH EITHER MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION AND HEREBY CONSENT TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT. FURTHER, BORROWER AND LENDER EACH WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF "FORUM NON CONVENIENS" OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION.

16. JURY TRIAL WAIER. TO THE EXTENT PERMITTED BY APPLICABLE LAW, BORROWER AND LENDER HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN, INCLUDING CONTRACT, TORT, BREACH OF DUTY, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. BORROWER AND LENDER REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement at Dallas, Texas.

BORROWER:

CT Holdings, Inc.

By:  _____________________________
Name:  ___________________________
Title:  __________________________

LENDER:

CITN Investment, Inc.

By:  _____________________________
Name:  ___________________________
Title:  __________________________

                                    Exhibit B
                       SECURED CONVERTIBLE PROMISSORY NOTE

$200,000.00                                                         May 24, 2004

FOR VALUE RECEIVED, the undersigned, CT Holdings, Inc., a Delaware corporation ("CT"), promises to pay to the order of CITN Investment, Inc. ("Payee"), at such place as Payee may designate in writing, in lawful money of the United States of America, the principal sum of Two Hundred Thousand Dollars ($200,000.00) on the terms and conditions hereinafter set forth. This Note shall bear interest at the rate of eight percent (8%) per year and shall mature on the earlier of May 24, 2006 or demand by the Payee (the "Payment Date"), at which time all outstanding principal shall be due and payable.

Events of Default. The entire unpaid principal balance of this Note shall immediately become due and payable, at the option of Payee, upon the failure by CT to pay any installment of principal and interest hereof as and when the same becomes due and payable in accordance with the terms hereof (the "Event of Default"). In the event an Event of Default shall occur, the unpaid principal shall accrue interest in the amount of 18% per annum and Payee may proceed to protect and enforce its rights either by suit in equity and/or by action at law, by other appropriate proceedings. No delay on the part of Payee in the exercise of any power or right under this Note, or under any other instrument executed pursuant thereto shall operate as a waiver thereof, nor shall a single or partial exercise of any other power or right preclude further exercise thereof.

Loan Agreement and Security Interest. This Note is made pursuant to that certain Loan and Security Agreement dated the date hereof and is governed by the terms thereof. The obligations under this Note are secured by the Loan and Security Agreement dated of even date herewith by and between CT and Payee.

Conversion. Payee is entitled, at its option, at any time prior to the Payment Date, to convert all or a portion of the outstanding principal and accrued interest under this Note into up to 23,666,667 shares of common stock of CT (the "Conversion Shares"), on a pro rata basis based on the amount of the Note that is converted. No fractional shares or scrip representing fractions of shares will be issued on conversion, but the number of Conversion Shares issuable shall be rounded to the nearest whole share. Upon the surrender of this Note accompanied by a conversion request, CT shall issue and deliver to Payee that number of Conversion Shares as shall be determined in accordance herewith. If CT at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of common stock into a greater number of shares, the number of Conversion Shares into which this Note is convertible immediately prior to such subdivision will be proportionately increased, and if CT at any time combines (by reverse stock split or otherwise) its outstanding shares of common stock into a smaller number of shares, the number of Conversion Shares into which this Note is convertible immediately prior to such combination will be proportionately decreased. CT and the Payee understand and acknowledge that CT does not have a sufficient number of shares of common stock available to permit the conversion of this Note at this time. CT agrees to use its best efforts to obtain shareholder approval to (a) increase the number of authorized shares of common stock to a number sufficient to permit conversion, or (b) to effect a reverse stock split to reduce the number of currently outstanding shares of common stock to a number small enough to permit the conversion of this Note.

Costs of Collection. It is hereby specially agreed that if this Note is placed into the hands of an attorney for collection, or if proved, established, or collected in any court, CT agrees to pay to Payee an amount equal to all expenses incurred in enforcing or collecting this Note, including court costs and reasonable attorneys' fees.

Waiver of Rights. Except for the notice expressly provided herein, the undersigned and all endorsers, sureties, and guarantors hereof hereby jointly and severally waive presentment for payment, demand, notice of nonpayment, protest, notice of protest, and without further notice hereby consent to renewals, extensions, or partial payments either before or after maturity.

Usury Limitation. All agreements between CT and Payee, whether now existing or hereafter arising and whether written or oral, are expressly limited so that in no contingency or event whatsoever shall the amount paid, or agreed to be paid, to Payee hereof for the use, forbearance, or detention of the money advanced to CT, or for the performance or payment of any covenant or obligation contained herein, exceed the maximum amount permissible under applicable federal or state law. If, from any circumstance whatsoever, fulfillment of any provision hereof at the time performance of such provision shall be due shall involve transcending the limit of validity prescribed by law, then the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any such circumstance Payee shall ever receive as interest under this Note or otherwise an amount that would exceed the highest lawful rate, such amount that would be excessive interest shall be applied to the reduction of the principal amount owing under this Note and not to the payment of interest or, if such excessive interest exceeds the unpaid principal balance of this Note, such excess shall be refunded to CT. All sums paid or agreed to be paid to Payee for the use, forbearance, or detention of the indebtedness evidenced hereby shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full term of such indebtedness until payment in full so that the actual rate of interest on account of such indebtedness is uniform throughout the term thereof. The terms and provisions of this paragraph shall control every other provision of all agreements between CT and Payee.

Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Texas and the laws of the United States applicable to transactions in Texas.

CT:

CT  Holdings,  Inc.


By:  ______________________________
Name:  ____________________________
Title:  ___________________________

PAYEE:

CITN Investment, Inc.

By:  ______________________________
Name:  ____________________________
Title:  ___________________________

                                    EXHIBIT C
                            LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Lawrence Lacerte, both individually and in his capacity as the owner of common stock of CITN Investment, Inc., has made, constituted and appointed and by these presents does make, constitute and appoint Steven B. Solomon, to be his true and lawful attorney-in-fact to act in, manage and conduct the affairs described below and for that purpose for me and in my name, place and stead, and for my use and benefit and as my act and deed, to do and execute, in the doing or executing of all or any of the following acts, deeds, and things:

To deliver or to sign, execute and have acknowledged in my name a Schedule 13D and all other necessary filings (including amendments and exhibits thereto) and any and all instruments whatsoever in connection therewith, with the Securities and Exchange Commission relating to the acquiring, holding or disposing of shares of CT Holdings, Inc., by CITN Investment, Inc.

GIVING AND GRANTING unto said attorney-in-fact, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

I hereby declare that any act or thing lawfully done hereunder by said attorney shall be binding on myself, and on my heirs, legal and personal representatives and assigns.

This Power of Attorney shall be construed, administered and governed in accordance with the laws of the State of Texas without regard to principles of conflict of laws.

IN WITNESS WHEREOF, I have hereunto set my hand this __th day of June 2, 2004.


Witness:


/s/ Lawrence Lacerte
Lawrence Lacerte